

04036143



RMC

# RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

## THIRD QUARTER REPORT
## TO THE SHAREHOLDERS

for the Nine Month Period
Ended May 31, 2004
(unaudited)

# RICH MINERALS CORPORATION
## CONSOLIDATED  BALANCE SHEET
### (unaudited)

|  | May 31, 2004 | August 31,2003 |
|---|---|---|
| **ASSETS** | | |
| | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $28,397 | |
| Accounts receivable | 1,744,115 | 4,064,210 |
| Inventory & work in progress | 396,303 | 625,311 |
| Prepaid expenses & deposits | 40,676 | 30,817 |
| | 2,209,491 | 4,720,338 |
| | | |
| **OTHER ASSETS** | 135,112 | 135,112 |
| | | |
| **PROPERTY PLANT & EQUIPMENT** | 1,122,756 | 1,208,377 |
| | $3,467,359 | $6,063,827 |
| | | |
| **LIABILITIES** | | |
| | | |
| **CURRENT LIABILITIES** | | |
| Bank overdraft | -- | $499,022 |
| Bank Indebtedness | -- | $600,000 |
| Accounts payable | 1,018,127 | 2,566,889 |
| Loans payable | 90,683 | 107,055 |
| | 1,108,810 | 3,772,966 |
| | | 0 |
| | 1,108,810 | 3,772,966 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| **SHARE CAPITAL** | 2,276,325 | 2,276,325 |
| | | |
| **RETAINED EARNINGS** | 82,224 | 14,536 |
| | 2,358,549 | 2,290,861 |
| | $3,467,359 | $6,063,827 |

# RICH MINERALS CORPORATION

## CONSOLIDATED STATEMENT OF INCOME
## AND RETAINED EARNINGS
### (unaudited)

|  | Three Month Period ended May 31 | | Nine Month Period ended May 31 | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| **REVENUE** | $1,496,661 | $1,747,596 | $6,757,712 | $6,808,779 |
| **DIRECT COSTS** | | | | |
| Equipment Operating | 388,987 | 318,604 | 1,305,507 | 1,148,274 |
| Materials | 363,919 | 653,771 | 2,751,052 | 2,919,793 |
| Other | 21,418 | 13,346 | 62,516 | 78,799 |
| Salaries & wages | 339,994 | 460,749 | 1,431,499 | 1,606,183 |
| Subcontract | 99,226 | 61,006 | 315,995 | 372,508 |
|  | 1,213,544 | 1,507,476 | 5,866,569 | 6,125,557 |
| **GROSS PROFIT** | 283,117 | 240,120 | 891,143 | 683,222 |
| **NON-DIRECT COSTS** | | | | |
| Amortization | 33,310 | 49,000 | 107,910 | 147,000 |
| Interest | 1,510 | 7,191 | 10,563 | 16,029 |
| Management, consulting and professional fees | 35,920 | 19,938 | 141,476 | 76,327 |
| General and administrative | 106,823 | 85,954 | 325,690 | 241,252 |
| Salaries | 71,134 | 65,963 | 237,816 | 205,998 |
|  | 248,697 | 228,046 | 823,455 | 686,606 |
| INCOME (LOSS) BEFORE UNDERNOTED | 34,420 | 12,074 | 67,688 | (3,384) |
| Gain on disposition of equipment |  | 10,400 | 0 | 22,213 |
| Income taxes | 0 | 0 | 0 | 0 |
| NET INCOME | 34,420 | 22,474 | 67,688 | 18,829 |
| Retained earnings(deficit) beginning of period | 47,804 | (32,385) | 14,536 | (28,740) |
| Retained earnings(deficit) end of period | $82,224 | ($9,911) | $82,224 | ($9,911) |
| Basic earnings per share | $0.0014 | $0.0009 | $0.0028 | $0.0008 |
| Fully diluted earnings per share | $0.0012 | $0.0008 | $0.0025 | $0.0007 |

## RICH MINERALS CORPORATION
## CONSOLIDATED STATEMENT OF CASH FLOWS
### (unaudited)

| | Three Month Period Ended May 31 | | Nine Month Period Ended May 31 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| CASH WAS PROVIDED (USED) BY OPERATING ACTIVITIES | | | | |
| Cash received from customers | $1,341,285 | $1,864,843 | $9,306,813 | $8,216,806 |
| Cash paid to suppliers and employees | ($1,534,231) | ($891,654) | ($8,130,170) | ($7,731,422) |
| Interest paid | (1,510) | (7,191) | ($10,563) | ($16,029) |
| | ($194,456) | $965,998 | $1,166,080 | $469,355 |
| INVESTING ACTIVITIES | | | | |
| Proceed on sale of equipment, net | 10,270 | 10,400 | (22,288) | (87) |
| | $10,270 | $10,400 | ($22,288) | ($87) |
| FINANCING ACTIVITIES | | | | |
| Repayment of loans payable | (5,100) | (8,843) | ($16,372) | ($27,440) |
| | ($5,100) | ($8,843) | ($16,372) | ($27,440) |
| INCREASE (DECREASE) IN CASH | ($189,286) | $967,555 | $1,127,419 | $441,828 |
| CASH AND CASH EQUIVALENTS (BANK OVERDRAFT AND BANK INDEBTEDNESS),BEGINNING OF THE PERIOD | 217,683 | (1,044,412) | ($1,099,022) | ($518,685) |
| CASH AND CASH EQUIVALENTS (BANK OVERDRAFT AND BANK INDEBTEDNESS), END OF THE PERIOD | $28,397 | ($76,857) | $28,397 | ($76,857) |

# Rich Minerals Corporation
Notes to Consolidated Financial Statements

May 31 2004 and 2003 (unaudited)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements, other than the adoption of the fair value based method to account for stock-based compensation as outlined in Note 1 (h).

These financial statements do not present all of the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and therefore, they should be read in conjunction with the annual audited consolidated financial statements for the year ended August 31, 2003.

1.      Significant accounting policies

    (a)   Consolidation
          These financial statements consolidate the accounts of Rich Minerals Corporation (the "Company") and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

    (b)   Construction revenue and direct costs
          The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

    (c)   Inventory valuation
          The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value.

    (d)   Amortization
          The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

|  |  |
|---|---|
| Excavating equipment | 10% to 33% |
| Automotive equipment | 10% to 33% |
| Construction equipment | 20% to 33% |
| Office equipment | 33% to 50% |

          The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

    (e)   Income taxes
          The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

# Rich Minerals Corporation

Notes to Consolidated Financial Statements (continued)

May 31 2004 and 2003 (unaudited)

## 1. Significant Accounting Policies (continued)

### (f) Measurement uncertainty

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

### (g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

### (h) Stock option plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term.

Effective September 1, 2003, the Company has elected to use the fair value based method to account for stock-based compensation. Under the provisions of the CICA Handbook, the accounting policy is being adopted on a prospective basis. As no options were granted in the reporting period there is no impact on the financial statements.

### (i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding being 24,033,000, in each of the quarters ended May 31, 2004 and May 31, 2003.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,700,000 common shares (2003 – 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

# Rich Minerals Corporation
Notes to Consolidated Financial Statements (continued)

May 31 2004 and 2003 (unaudited)

## 1. Significant Accounting Policies (continued)

### (j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

### (k) Portfolio investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

## 2. Inventory and work in progress

|  | 2004 | 2003 |
|---|---|---|
| Work in progress | $ - | $ - |
| Inventory of materials | 396,303 | 255,311 |
|  | $ 396,303 | $ 255,311 |

## 3. Other assets

|  | 2004 | 2003 |
|---|---|---|
| Portfolio investment | $ 135,112 | $ 135,112 |

The Company has agreed to participate in a series of transactions involving the conversion of the non-interest bearing debentures, the ultimate result of which would see the debtor become publicly traded and the Company holding shares in that publicly traded corporation. At May 31, 2004 the United States regulatory authority approvals required to consummate the series of transactions had not been granted.

## 4. Property, plant and equipment

|  | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Third Quarter Fiscal 2004 | $ 3,066,527 | $ 1,943,772 | $ 1,122,755 |
| Third Quarter Fiscal 2003 | $ 3,005,660 | $ 1,750,389 | $ 1,255,271 |

# Rich Minerals Corporation

Notes to Consolidated Financial Statements (continued)

May 31 2004 and 2003 (unaudited)

5. **Bank overdraft and bank indebtedness**

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

6. **Loans payable**

|  | 2004 | 2003 |
|---|---|---|
| **ATB Financial**<br>Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments of 1.67% of the principal balance outstanding at the end of the previous month, plus interest. The assets of the Company are pledged as security. | $ 90,683 | $ 111,513 |
| **General Motors Acceptance Corporation of Canada, Limited**<br>Conditional sale contracts repayable in monthly installments of $1,065, including interest at 1.9% due October 2003. Automotive equipment with a carrying value of (2003 - $17,643) is pledged as security. | 0 | 4,102 |
|  | $ 90,683 | $ 115,615 |

7. **Share capital**

(a) **Shares authorized**

Unlimited common shares
Unlimited preferred shares

(b) **Shares issued**

|  | Common Shares | Consideration |
|---|---|---|
| Balance, May 31, 2004 and 2003 | 24,033,000 | $ 2,276,325 |

No preferred shares have been issued.

# Rich Minerals Corporation

Notes to Consolidated Financial Statements (continued)

May 31 2004 and 2003 (unaudited)

### (c) Shares under option

Options to acquire shares at a price of $0.16 per share were granted in fiscal 2001 when the market value of the shares was $0.24. Stock options outstanding may be summarized as follows:

| Fiscal Year | Options Outstanding Beginning of Year | Options Granted in the Year | Options Exercised in the Year | Forfeited/ Expired in the Year | Options Outstanding End of Year | Options Exercisable at Year End |
|---|---|---|---|---|---|---|
| 2003 | 1,700,000 | - | - | - | 1,700,000 | 680,000 |
| 2004 | 1,700,000 | - | - | - | 1,700,000 | 1,020,000 |

## 8. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

| | | |
|---|---|---|
| Fiscal 2004 | $ | 46,103 |
| Fiscal 2005 | | 40,340 |
| Fiscal 2006 | | 30,880 |
| Fiscal 2007 | | 1,988 |
| | $ | 119,311 |

## 9. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange value, which is the amount agreed by the two parties.

### (a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty.

The Company's transactions with the lessor may be summarized as follows

| | 2004 | 2003 |
|---|---|---|
| Equipment rental costs | $ 414,600 | $ 294,300 |
| Premises rental | 4,500 | 4,500 |
| | $ 419,100 | $ 298,800 |

# Rich Minerals Corporation

Notes to Consolidated Financial Statements (continued)

May 31 2004 and 2003 (unaudited)

( b) **Contracting transactions**

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor. The Company's transactions with the contractor may be summarized as follows:

|  | 2004 | 2003 |
|---|---|---|
| Included in revenue |  |  |
| Contract revenue | $373,413 | $600,884 |
| Premises rental | 9,000 | 9,000 |
|  | $ 382,413 | $ 609,884 |

At May 31, 2004, the contractor owed $412,486 (2003 – $376,324) to the Company.

## 10. Comparative figures

The financial statements have been reclassified where applicable, to conform to the presentation used in the current year. These changes do not affect prior year earnings.

## 11. Interim period operations

The company's operations are subject to seasonal and cyclical influences. Due to winter weather conditions, land development sites are typically closed between the months of December to March, resulting in the strongest financial performance occurring in the fourth quarter.